Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 16, 2007, relating to the consolidated financial statements and financial statement schedule of Union Pacific Corporation and Subsidiary Companies (which report expressed an unqualified opinion and included an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Union Pacific Corporation and Subsidiary Companies for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

March 5, 2007